Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-208238

December 2, 2015

Teva Pharmaceutical Industries Limited

Pricing Term Sheet

Concurrent Offerings of

54,000,000 American Depositary Shares,

each representing one Ordinary Share

(the “ADS Offering”)

and

3,375,000 7.00% Mandatory Convertible Preferred Shares

(the “Mandatory Convertible Preferred Share Offering”)

This pricing term sheet relates to the ADS Offering and the Mandatory Convertible Preferred Share Offering and should be read together with:

(i)	in the case of investors purchasing in the ADS Offering, the preliminary prospectus supplement dated November 30, 2015 relating to the ADS Offering (the “ADS Preliminary Prospectus Supplement”), the accompanying prospectus, also dated November 30, 2015, and the documents incorporated and deemed to be incorporated by reference therein; and

(ii)	in the case of investors purchasing in the Mandatory Convertible Preferred Share Offering, the preliminary prospectus supplement dated November 30, 2015 relating to the Mandatory Convertible Preferred Share Offering (the “Mandatory Convertible Preferred Share Preliminary Prospectus Supplement”), the accompanying prospectus, also dated November 30, 2015, and the documents incorporated and deemed to be incorporated by reference therein.

Neither the ADS Offering nor the Mandatory Convertible Preferred Share Offering is contingent on the closing of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the ADS Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement, as applicable.

Issuer:	Teva Pharmaceutical Industries Limited

Trade Date:	December 3, 2015

Expected Settlement Date:	December 8, 2015

ADS Offering

Title of Securities:	American Depositary Shares (“ADSs”) of Teva Pharmaceutical Industries Limited, each representing one ordinary share, nominal (par) value NIS 0.10 per share, of Teva Pharmaceutical Industries Limited

Symbol / Exchange	TEVA / NYSE

Size of the ADS Offering:	54,000,000 ADSs

Underwriters’ Option to Purchase Additional ADSs:	Up to 5,400,000 additional ADSs solely to cover overallotments, if any

Last Reported Sale Price of ADSs on the NYSE on December 2, 2015:	$63.12 per ADS

Public Offering Price:	$62.50 per ADS

Net Proceeds:	Approximately $3.29 billion (or approximately $3.62 billion if the underwriters exercise their over-allotment option in full), in each case, after deducting the underwriting discounts and commissions and estimated offering expenses payable by Teva Pharmaceutical Industries Limited

CUSIP / ISIN:	881624209 / US8816242098

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Mandatory Convertible Preferred Share Offering

Title of Securities:	7.00% Mandatory Convertible Preferred Shares, par value NIS 0.10 per share, of Teva Pharmaceutical Industries Limited (the “Mandatory Convertible Preferred Shares”)

Size of the Mandatory Convertible Preferred Share Offering:	3,375,000 Mandatory Convertible Preferred Shares

Underwriters’ Option to Purchase Additional Mandatory Convertible Preferred Shares:	Up to 337,500 additional Mandatory Convertible Preferred Shares solely to cover overallotments, if any

Public Offering Price:	$1,000.00 per Mandatory Convertible Preferred Share

Net Proceeds:	Approximately $3.29 billion (or approximately $3.62 billion if the underwriters exercise their over-allotment option in full), in each case, after deducting the underwriting discounts and commissions and estimated offering expenses payable by Teva Pharmaceutical Industries Limited

Liquidation Preference:	$1,000.00 per Mandatory Convertible Preferred Share

Dividends:	7.00% of the liquidation preference of $1,000.00 per Mandatory Convertible Preferred Share per annum. Dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date and, to the extent legally permitted and declared by the board of directors of Teva Pharmaceutical Industries Limited, such dividend will be paid in cash on each dividend payment date; provided that any undeclared or unpaid dividends will continue to accumulate.

Assuming the initial issue date is December 8, 2015, the expected dividend payable on the first dividend payment date is $19.06 per share. Each subsequent dividend is expected to be $17.50 per share.

Dividend Record Dates:	The March 1, June 1, September 1 and December 1 of each year immediately preceding the next dividend payment date

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2016 and to, and including, the mandatory conversion date

Dividend Period:	The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of the Mandatory Convertible Preferred Shares and will end on and exclude the first dividend payment date occurring after the initial issue date

Reference Price (for purposes of determining the Conversion Rate):	$62.50 per Mandatory Convertible Preferred Share, which equals the per share public offering price of the ADSs in the ADS Offering, subject to adjustment as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement

Threshold Appreciation Price:	$75.00, which represents an appreciation of 20% over the reference price, subject to adjustment as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement

Floor Price:	$21.875, subject to adjustment as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement

Amendment:	Notwithstanding the amendment procedures described under “Description of Mandatory Convertible Preferred Shares” in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement and the accompanying prospectus, pursuant to temporary guidelines issued by the Tel Aviv Stock Exchange the conversion dates and the conversion rates and mechanisms, including the anti-dilution adjustments and adjustments in the event of recapitalizations or reclassifications, described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement cannot be changed.

Mandatory Conversion Date:	December 15, 2018

Conversion Rate:

Upon conversion on the mandatory conversion date, the conversion rate for each Mandatory Convertible Preferred Share will be not more than 16.0000 ADSs (the “maximum conversion rate”) and not less than 13.3333 ADSs (the “minimum conversion rate”), depending on the applicable market value of ADSs and subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement. A cash payment will be made in lieu of any fractional ADSs. The “applicable market value” of ADSs is the average daily VWAP per ADS over the 20 consecutive trading day period beginning on and including the 22nd scheduled trading day immediately preceding the mandatory conversion date.

The conversion rate will be calculated as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement and the following table illustrates the conversion rate per Mandatory Convertible Preferred Share, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement:

Applicable Market Value of ADSs	Conversion rate (number of ADSs to be received upon mandatory conversion of each Mandatory Convertible Preferred Share)
Greater than $75.00 (which is the threshold appreciation price)	13.3333 shares (approximately equal to $1,000.00 divided by the threshold appreciation price)

Equal to or less than $75.00 but greater than or equal to $62.50	Between 13.3333 and 16.0000 shares, determined by dividing $1,000.00 by the applicable market value of ADSs

Less than $62.50 (which is the reference price)	16.0000 shares (equal to $1,000.00 divided by the reference price)

Conversion at the Option of the Holder:	At any time prior to the mandatory conversion date other than during a fundamental change conversion period (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement), holders of the Mandatory Convertible Preferred Shares may elect to convert their Mandatory Convertible Preferred Shares in whole or in part (but in no event less than one Mandatory Convertible Preferred Share), into ADSs at the minimum conversion rate of 13.3333 ADSs per Mandatory Convertible Preferred Share (“early conversion”) as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement. The minimum conversion rate is subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:	If a fundamental change (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement) occurs on or prior to the mandatory conversion date, holders of the Mandatory Convertible Preferred Shares will have the right to convert their Mandatory Convertible Preferred Shares, in whole or in part (but in no event less than one Mandatory Convertible Preferred Share), into ADSs at the “fundamental change conversion rate” during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change (the “fundamental change effective date”) and ending on the date that is 20 business days after the fundamental change effective date (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the fundamental change effective date and the price paid or deemed paid per ADS in the transaction resulting in such fundamental change (the “fundamental change share price”).

Holders who convert their Mandatory Convertible Preferred Shares within the fundamental change conversion period will also receive:

(1) a “fundamental change dividend make-whole amount,” in cash or in ADSs or any combination thereof, equal to the present value (computed using a discount rate of 3.50% per annum) of all remaining dividend payments on their Mandatory Convertible Preferred Shares (excluding any accumulated dividend amount (as defined in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement) and declared dividends for a dividend period during which the fundamental change effective date falls) from such fundamental change effective date to, but excluding, the mandatory conversion date. If Teva Pharmaceutical Industries Limited elects to pay the fundamental change dividend make-whole amount in ADSs in lieu of cash, the number of ADSs to be delivered will equal (x) the fundamental change dividend make-whole amount divided by (y) the greater of the floor price and 97% of the fundamental change share price; and

(2) to the extent that the accumulated dividend amount exists as of the fundamental change effective date, such accumulated dividend amount in cash or ADSs or any combination thereof, at the election of Teva Pharmaceutical Industries Limited, upon conversion, as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement.

Fundamental Change Conversion Rate:

The fundamental change conversion rate will be determined by reference to the table below and is based on the effective date of the fundamental change (the “fundamental change effective date”) and the price (the “fundamental change share price”) paid or deemed paid per ADS therein. If the holders of ADSs receive only cash in the fundamental change, the fundamental change share price shall be the cash amount paid per share. Otherwise, the fundamental change share price shall be the average daily VWAP per ADS over the 10 consecutive trading day period ending on the trading day preceding the fundamental change effective date.

The fundamental change share prices set forth in the first row of the table (i.e., the column headers) and each of the fundamental change conversion rates in the table will be adjusted as of any date on which the fixed conversion rates of the Mandatory Convertible Preferred Shares are adjusted, as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per Mandatory Convertible Preferred Share for each fundamental change share price and fundamental change effective date set forth below.

		Fundamental change share price on the fundamental change effective date
Effective date	$30.00	$40.00	$50.00	$62.50	$65.00	$70.00	$75.00	$90.00	$120.00	$150.00	$175.00	$200.00	$250.00	$300.00
December 8, 2015	13.4463	13.6548	13.4014	12.9367	12.8586	12.7288	12.6355	12.5347	12.6693	12.8144	12.8900	12.9402	13.0035	13.0432
December 15, 2016	14.2782	14.4414	14.1414	13.5044	13.3878	13.1874	13.0361	12.8362	12.9004	12.9922	13.0373	13.0679	13.1088	13.1357
December 15, 2017	15.0717	15.2267	15.0094	14.1982	14.0177	13.6925	13.4394	13.1063	13.1125	13.1532	13.1747	13.1906	13.2128	13.2277
December 15, 2018	16.0000	16.0000	16.0000	16.0000	15.3846	14.2857	13.3333	13.3333	13.3333	13.3333	13.3333	13.3333	13.3333	13.3333

The exact fundamental change share price and fundamental change effective date may not be set forth in the table, in which case:

•	if the fundamental change share price is between two fundamental change share price amounts in the table or the fundamental change effective date is between two dates in the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower fundamental change share price amounts and the two fundamental change effective dates, as applicable, based on a 365-day year;

•	if the fundamental change share price is in excess of $300.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

•	if the fundamental change share price is less than $30.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Share Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

Listing:	Teva Pharmaceutical Industries Limited does not intend to list the Mandatory Convertible Preferred Shares on any securities exchange.

CUSIP / ISIN:	M8769Q 136 / IL0062905489

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Mizuho Securities USA Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.

Supplemental Information

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the applicable offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the ADS Offering or the Mandatory Convertible Preferred Share Offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019 at 1 (888) 603-5847 and barclaysprospectus@broadridge.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717 at 1 (800) 831-9146; Merrill Lynch, Pierce Fenner & Smith Incorporated at 1 (866) 500-5408; or Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.